Exhibit B: Business and Business Plan



VIRAL FILMS MEDIA LLC

BUSINESS AND BUSINESS PLAN



Viral Films Media LLC

Producing an independent live-action superhero film: REBEL'S RUN

Business Plan Summary

- Our recently formed company, **Viral Films Media LLC**, will produce, market and distribute an independently produced live-action superhero film, based on characters from the recently created **Alt Hero** comic book universe. The film will be titled *Rebel's Run*, and will feature the character Shiloh Summers, or Rebel, from the **Alt Hero** comic book series.

- Viral Films has arranged to license a script and related IP from independent comic book publisher **Arkhaven Comics**, with **comic book legend Chuck Dixon** and **epic fantasy author Vox Day** co-writing the script.

- Viral Films Media is also partnering with Georgia and LA-based production company, **Galatia Films**, which has worked on hits including *Goodbye, Christopher Robin* and *Reclaiming the Blade*.

- The director of *Rebel's Run* will be **Scooter Downey**, an up-and-coming director who recently co-produced *Hoaxed*, the explosive and acclaimed documentary on the fake news phenomenon.

- The filming of *Rebel's Run* will take place in Georgia.

- We have formed a board of directors and management team including a range of professionals with experience in project management, law, film production and cyber-security.



(image from *Alt Hero*, # 2, which introduced the character Shiloh Summers, or Rebel.)

Film Company Overview

Viral Films Media LLC (VFM) is a new film studio with the business purpose of creating a live-action superhero film – Rebel's Run – based on characters from the ALT-HERO comic book universe created by Chuck Dixon, Vox Day and Arkhaven Comics.

In producing Rebel's Run, Viral Films Media will be working together with an outstanding team of creators and production professionals to produce one of the first independent live-action superhero film. The creative and production team includes **Arkhaven Comics**, scriptwriters **Vox Day** and legendary comic book writer **Chuck Dixon**, director **Scooter Downey** and production company **Galatia Films** with **Daniel McNicoll** and **Nuala Barton** producing.

For this investment proposition, Viral Films Media only intends to produce a single feature film, *Rebel's Run*. While it may expand its business purpose in the future, investors' returns will be based upon the performance and proceeds from one film.

A New Comic Book Universe

For many years it was the sole domain of Hollywood to produce live-action special effects driven superhero films. Due to modern advances in software and hardware technology, including chip sizes/cost and newly developed digital programs, in large part there has been a sort of leveling of the playing field that offers an open door.

The script will be co-written by comic book legend Chuck Dixon and epic fantasy novelist and Alt Hero creator Vox Day. Chuck Dixon is considered the most prolific comic book author of our time. Dixon has written throughout his carrier for both Marvel and DC, defining and developing some of the most iconic comic book characters within those universes including Batman's Bane and The Punisher to name a few.

Dixon is teaming up with epic fantasy and science-fiction novelist **Vox Day**, who created ALT-HERO and is the founder and lead editor of Castalia House and Arkhaven Comics. Vox is the best-selling author of sixteen books, including his monumental epic fantasy series The Arts of Dark and Light, which has been favorably compared with George R.R. Martin's *A Song of Ice and Fire* series.

The high level of storytelling ability brought to the project by Chuck Dixon and Vox Day, combined with the ability to produce high quality visual effects efficiently, Viral Films Media intends for *Rebel's Run* to be a landmark movie.

Galatia Films, which Viral Films Media has engaged as the production company for *Rebel's Run,* has dedicated much of its energies to creating and collaborating with some of the biggest names within the special effects community. Galatia Films has a partnership with a newly proposed VFX studio in GA, which is being developed by the same group that built Pinewood Atlanta (the studio of Marvel's Captain America). Galatia Films is eager to set a new standard in visual effects for independent film. (Pinewood London is one of largest film studios in the world, home to the Bond films, Harry Potter and Star Wars.)

The Galatia Films team of partners have worked on a number of special effects blockbusters including *Night at the Museum*, *Man of Steel*, *The Avengers* and *Watchmen*, and Galatia Film, as producer, will bring together this range of resources for *Rebel's Run*, while keeping costs low and much of the VFX post production in-house. Viral Films Media believes that there is significant fan appetite for an independently produced superhero movie, which is independent of the main Hollywood studios as well as of the mainstream comic book publishers.

The creation of Arkhaven Comics and Alt Hero

A Cultural Revolution in Comic Books: The groundbreaking ALT-HERO crowdfunding campaigns and creation of Arkhaven Comics

For 80 years, the comic book superhero has been defined and dominated by two major publishers: *D.C. Comics* and *Marvel Comics*. Likewise, the cinematic depiction of super heroes has focused almost exclusively on D.C. and Marvel heroes who have been around for a half-century or more.

Upstart publisher **Arkhaven Comics**, a division of independent science-fiction publisher **Castalia House**, has been spearheading a cultural revolution in the comic book world, and in the superhero genre in particular. In mid-2017, Castalia House responded to calls from its readers and fan base to expand into the comic book medium. Castalia House tested the waters by running a kickstarter campaign to gauge interest and raise money for a six-issue comic book series to be written by Vox Day and Chuck Dixon. After reaching its initial funding goal in only four hours, ALT-HERO concluded its historic crowdfunding campaign by reaching the $245,000 mark from over 2,000 backers.

The ALT-HERO crowdfunding campaign was the most successful in history for a new comic launch, and one of the top funded of the over 10,000 comics-related crowdfunding campaigns. Due to the enthusiastic supporter response, the initial length of the series was expanded to 12 issues.

Castalia House created a new publishing division for ALT-HERO and other comic book series by its own authors: **Arkhaven Comics**. At the time of the successful campaign, ALT-HERO creator Vox Day stated: "Fans and retailers alike despise how Marvel and DC are trashing characters they have cherished for generations. That is why it's not going to be too long before you're going to start seeing ALT-HERO games, and eventually, movies." Through Viral Films Media, that promise is now coming to fruition.

Viral Films Media has licensed a script and related intellectual property from Arkhaven Comics, and will be working together with Arkhaven and its founder, Vox Day, to bring the Alt Hero comic book superhero universe to the silver screen for the first time.



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#1
Alt★Hero: Q #1: Where We Go One (Alt-Hero: Q)
Chuck Dixon
10
Kindle Edition
$3.71
Release Date: April 9, 2019
#2
The Batman Who Laughs (2018-) #4
› Scott Snyder
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#3
War Of The Realms: Journey Into Mystery (2019...
Clint McElroy
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$4.12
Release Date: April 10, 2019
#6
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#8

(image of Alt Hero: Q #1 ranking in new releases on Amazon)

<u>Arkhaven Comics achievements to date</u>

Achievements in the less than two years since Arkhaven Comics was founded:

- Created and developed the **Alt Hero superhero universe** in three series.
- Published six issues of the original ***Alt Hero*** series, with story arcs taking place in the United States, Europe and Asia
- Published three issues of ***Chuck Dixon's Avalon***, a separate series taking place within the Alt Hero universe.
- Published the first issue of ***Alt Hero: Q***, a James Bond-style spy action-adventure series by Chuck Dixon featuring a new break-out hero Roland Dane.
- Published *Right Ho, Jeeves* a comic book adaption of P.D. Wodehouse's classic series of novels featuring Bertie Wooster and Jeeves.
- Brought on board a number of major comic book industry writers, illustrators and professionals, including legendary comic book writer **Chuck Dixon**, *Sword of Conan* illustrator **Gary Kwapitz**, award-winning science-fiction grandmaster **John C. Wright**, among others.
- Created alternative label **Dark Legion Comics** to provide a publishing platform for other comic book creators.
- Arkhaven Comics has run several of the most successful crowdfunding campaigns in history.
- Arkhaven Comics releases have been category best-sellers and received hundreds of positive reviews on Amazon.

Thus, Viral Films Media believes that the acceptance and enthusiasm in the market for the Alt Hero

series from Arkhaven Comics shows there is a market opportunity for an independently produced live-action superhero film. Arkhaven Comics has an enthusiastic and committed fan base who are excited about an Alt Hero film. There is a pre-existing audience base and group of people who will spread the word about *Rebel's Run.*

Viral Films Media and production company Galatia Films will use all available marketing channels to distribute the film, including theatrical release, online distributions, international distributions, film festivals and any other commercially attractive options.


SPRINGFIELD DAILY

NEWS SPORTS ENTERTAINMENT POLITICS VIDEOS LIVE SHOWS 2018 ELECTION

ENTERTAINMENT

Alt★Hero Celebrates Record Crowdfunding

Published 2 years ago on October 30, 2017
By Staff Contributor

ALT★HERO

For Immediate Release:

After reaching its initial funding goal in only four hours, a new right-wing comics series, Alt★Hero, concluded its historic crowdfunding campaign by reaching the $245,000 mark. 2,190 backers signed on to help the alternative superhero series wage cultural war on the social justice-converged comic duopoly of Marvel and DC Comics.

Alt★Hero is being written by prolific Marvel and DC Comics veteran writer Chuck Dixon and

(image of press release upon successful completion of original Alt Hero crowdfunding)

<u>Alt Hero and *Rebel's Run*</u>

The Alt Hero comic book series contains a broad range of superheroes and supervillians, transnational organizations, and several story-arcs across multiple continents. The overarching theme of the Alt Hero series is the nascent battle arising between imperial, authoritarian and Orwellian governmental organizations and grass-roots resistance by freedom-lovers, free thinkers and true patriots.

The heroes and organizations introduced in the Alt Hero series include:

- In the European story-arc: **Captain Europa, Dynamique, Rainbow, the Global Justice Initiative**.
- In the American story-arc: ***<u>Rebel</u>*, Kat, Dreamforge, Ryu No Seishin and Michael Martel**
- In the Asia story-arc: the **Gods of Peaceful Sleep**.

Shiloh Summers, known as **Rebel**, has been the break-out fan favorite within the series, and Viral Films Media will focus on her story in this first project to bring the Alt Hero cinematic universe to the silver screen for Rebel's Run.

As the story takes place in the American South, Georgia-based production company Galatia Films is the perfect partner to work with us on the project. The tax credits available for filming in Georgia and other savings that this will present will enable Viral Films Media to leverage the money raised in an efficient and targeted way.

Viral Films Media will present the stories of one of the iconic heroes of the series, Rebel. Currently, *Rebel's Run* is the only project that Viral Films Media intends to undertake, and the returns on any investment in Viral Films Media, if the company is profitable will be based upon this one film.

(Cover of *Alt Hero*, #2, *Rebel's Cell*, which introduced the character Rebel.)





(image from Alt Hero, #4, *The War in Paris*)

The Creative and Production Teams

Viral Films Media is teaming up with top people in the comic books and film industries.

In order to make *Rebel's Run* a modern day superhero classic, Viral Films Media is teaming up with professionals from the comic book and films industries who are enthusiastic about bringing a new creative universe to the silver screen and challenging the hegemony of Hollywood and the major comic book labels.

Screenwriters

The script-writing team consists of legendary comic book writer **Chuck Dixon** and Hugo-nominated science fiction and epic fantasy novelist, **Vox Day**, who is the creator of ALT-HERO.

Chuck Dixon



(image of Chuck Dixon)

Dixon is a legend in the industry, and has the distinction of being the most prolific comic book author in history, with over 40,000 pages published. He has created or worked on some of the most iconic and classic superhero and action comics: *Batman, The Punisher and Robin*. Chuck was one of the creators of **iconic Batman-villain Bane**, who is among the most recognizable and notorious villains in comics in recent decades.

Dixon has produced content for **Arkhaven Comics**, including several series that take place in the ALT-HERO universe: *Chuck Dixon's Avalon* and *ALT-HERO: Q*, both of which have been well-received by fans and achieved best-seller status in their categories on Amazon. Chuck has also adapted **J.R.R. Tolkein's** *The Hobbit* and **P.D. Wodehouse's classic Bertie Wooster novels** into comic book series, the latter of which was published by Arkhaven Comics.

Vox Day



(image of Vox Day)

Dixon is teaming up with epic fantasy and science-fiction novelist **Vox Day**, who created ALT-HERO and is the founder and lead editor of Castalia House and Arkhaven Comics. Vox is the best-selling author of sixteen books, including his monumental epic fantasy series *The Arts of Dark and Light*. Vox is also an award-winning game designer, a founding member of the electronic band Psykosonik, which recorded four Billboard Top 40 Club Play hits in the 90s, and the author of numerous best-selling non-fiction works in areas including political science, economics and religion. As editor at Castalia House, Vox has worked with a range of major authors, including science-fiction grandmaster John C. Wright, renowned Israeli military historian Martin van Creveld and ground-breaking economist Steve Keen.

Despite never having worked in comics prior to creating Alt Hero, Vox ran the most successful kickstarter crowdfunding campaign for a new comic book series in history, raising $245,000 for the original ALT-HERO series. In little over a year, Vox and his team at Arkhaven have published six issues of the series, while also successfully building up Arkhaven Comics into a significant player in the industry. Vox will now bring his writing talents to the screen in teaming up with Dixon on *Rebel's Run*.



(cover of *A Throne of Bones*, book one of *The Arts of Dark and Light* series by Alt Hero creator and *Rebel's Run* scriptwriter Vox Day.)

Film Industry Professionals

In producing *Rebel's Run*, **Viral Films Media** will also be working with experienced professionals from the film industry, including players who are largely independent of Hollywood and excited to challenge the Hollywood and superhero genre status quo.



(image of **Galatia Films** team members, including founder **Daniel McNicoll**, center right.)

The Production Company: Galatia Films

Galatia Films, founded by film producer Daniel McNicoll, has been engaged as the production company assisting Viral Films Media, and has worked on numerous high profile projects over the years, reaching the #1 spot on both iTunes and Netflix. Past projects include *Goodbye Christopher Robin, Reclaiming the Blade* (featuring **Viggo Mortensen** and **Karl Urban**), *TheOneRing.net's Hobbit in 5* and **Disney/ESPN's** *Star Wars: Evolution of the Lightsaber*.

From script development to equipment rentals, post production VFX and distribution, Galatia provides a full range of film services and is the ideal partner to work with Viral Films Media on Rebel's Run. Galatia team members have worked on a number of blockbusters including *Night at the Museum, Man of Steel, The Avengers* and *Watchmen* to name a few.

Galatia Films has offices and studio space in Georgia and Los Angeles. The filming of *Rebel's Run* will be done in Georgia. Georgia offers tax credits for filming and production that take place within the state if certain criteria are met. Viral Films Media and Galatia Films intend to make full efforts to qualify for the tax credits which will enhance the budget of the film and create production leverage for the project.


★★★★★
"The actors are great, the screenplay is brilliant - and you *will* cry."
"Beautiful"
"Superb"
INSPIRED BY THE TRUE STORY
Domhnall GLEESON
Margot ROBBIE
Kelly MACDONALD
GOODBYE
CHRISTOPHER ROBIN
"Emotional, heartwarming and bursting with nostalgia."
★★★★ ★★★★ ★★★★ ★★★★ ★★★★
IN CINEMAS NOVEMBER 23


DOUBLE DISC SPECIAL EDITION
JOHN RHYS-DAVIES
VIGGO MORTENSEN
KARL URBAN
BOB ANDERSON
GALATIA FILMS PRESENTS
RECLAIMING THE BLADE

(images of films that Galatia Films has been involved in producing.)

The Director:Scooter Downey

Scooter Downey will be directing *Rebel's Run*. Scooter is an independent filmmaker and the founder of **True Legend Films**, a production company based in Los Angeles.

Scooter has worked as an editor and producer for *It's in the Blood* and *Elixir*. He recently co-directed the feature documentary *Hoaxed*, a groundbreaking and critically acclaimed look at the fake news phenomenon. Scooter is an up-and-coming director who brings a unique creative vision, enthusiasm, professionalism, a fantastic work ethic, and an excellent working rapport with the scriptwriters and producer.

 

(image of Scooter Downey, director of *Rebel's Run*, and marketing image from his critically acclaimed documentary *Hoaxed*.)

The Management Team
Aside from the solid creative and production teams that are involved in *Rebel's Run*, Viral Films Media has also brought on an initial investor base who have confidence in the project as well as a management team to manage the administration and operations of the LLC.

Management
Donald Amason has served as the **Manager** and **Chief Executive Officer** of Viral Films Media since May 2019. He has also served in a variety of roles for a major industrial and defense contracting company since June 1992. Don has over 25 years of experience in engineering, operations, and organizational leadership. His responsibilities have included product design, production management, financial reporting, new business development, strategic planning and risk and opportunity management. He has successfully led organizations of as many as 120 employees on technically challenging projects. Don holds a B.S. in Electrical Engineering from Mississippi State University.

Daniel McNicoll has served as our **Director** since our inception and as **Head of Production** since May 2019. Daniel is Executive Director of **Galatia Films**, which he founded and has run since February 2007. Daniel's first film *Reclaiming the Blade* featuring **Viggo Mortensen**, **Karl Urban** and **Star Wars legend Bob Anderson**, went on to become a #1 on iTunes and Netflix and was narrated by actor and friend John Rhys-Davies. Other projects include upcoming epic *Glastonbury: Isle of Light* currently in development with producer Leon Clarance (*Sence8, Come and Find Me*), line producer Ned Dowd (*Count of Monte Cristo, Last of the Mohicans*), Weta Workshop Director Sir Richard Taylor (*King Kong, Avatar*) and illustrator John Howe (*Lord of the Rings, The Hobbit, and Narnia*). Current projects include a new documentary with *Dark Knight* and *Game of Thrones* stunt coordinators. Daniel has worked closely with soundtrack label Lakeshore Records, Apple iTunes, Netflix and Starz. Prior to founding Galatia Films, Daniel was a mutual funds advisor at Deutsche Bank and PNC, and prior to that worked as a royalty accountant for BMI. Daniel holds a bachelor of business administration, arts, entertainment and media management from Belmont University.

Josiah Litle has served as the **Chief Financial Officer** and **Treasurer** of Viral Films Media since May 2019. From 2015, Josiah worked as the Information Security Officer of Ginger Gene, an innovative support and training platform for capital equipment manufacturers and users, where he was responsible for ensuring that all company computers and networks were protected from cyber attack, and that all proper information security protocols are followed. He is a graduate of The Hebrew Reali School and previously served in the Israeli Defense Force.

Board of Directors
Frederick Dawe has served as our **Director** since May 2019. He has served as Senior Counsel of The Financial Services Consulting Group, a privately held consultancy advising on mergers and acquisition, integration and commercial agreements, since 2006. Fred holds a B.A. in political science and German from St. Olaf College, and a J.D. from Mitchell Hamline School of Law.

Spencer Yee has served as our **Director** since May 2019. Spencer is a founding partner of the law firm Yee & Shih LLP, where he has practiced law since 2014. Spencer focuses on corporate transactions and securities offerings. He has advised corporate, private equity and other clients in a variety of public and private merger and acquisition transactions, minority and strategic investments and other corporate matters. Previously, Spencer was associated with Simpson Thacher & Bartlett LLP. Spencer received his B.S. from Brigham Young University and his J.D. from New York University School of Law.

Daniel McNicoll (See above under Management)

Conclusion

Viral Films Media will be bringing together a powerful combination: a script by two accomplished and acclaimed storytellers, an exciting and groundbreaking group of new superheroes in an entirely new comic book universe, and a talented and ambitious group of film industry professionals. We hope you will join and support us in this historic venture to bring a new generation of heroes to the silver screen and create the first ALT-HERO feature film: *Rebel's Run.*



(image of Shiloh Summers/Rebel from the trailer for the *Rebel's Run* crowdfunding campaign.)